
Mail Stop 3561

August 30, 2016

Via E-mail
Jacques Perron
Chief Executive Officer
Thompson Creek Metals Company Inc.
26 Dry Creek Circle, Suite 810
Littleton, Colorado 80120

Re: **Thompson Creek Metals Company Inc.**
Preliminary Proxy Statement on Schedule 14A
Filed August 17, 2016
Response Dated August 17, 2016
File No. 001-33783

Dear Mr. Perron:

We have reviewed your August 17, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 9, 2016 letter.

Schedule 14A filed August 17, 2016

5) Pro forma assumptions and adjustments, page 146

1. We note your response to comment 8. It is unclear how netting the streaming arrangement obligation in property, plant and equipment is appropriate. Please address the following:

    •   Tell us why the streaming arrangement does not qualify as a liability assumed by you in your application of the acquisition method under IFRS 3. In doing so tell us how you considered the contractual obligation for Thompson Creek Metals to repay Royal

Gold the remaining deposit of $653.5 million, as of December 31, 2015, in the event of default or any remaining balance at the end of the term.

- Provide a more fulsome analysis supporting your conclusion that cites the specific paragraphs of the authoritative literature used to reach your conclusion.

Please contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Joel Parker, Senior Assistant Chief Accountant, at (202) 551-3561 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining

cc: Jason Day, Esq.
        Perkins Coie LLP